SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934

American Community Properties Trust
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

02520N106
(CUSIP Number)

Robert L. Chapman, Jr.
Chapman Capital L.L.C.
1007 N. Sepulveda Blvd. #129
Manhattan Beach, CA 90267
(310) 373-0404
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 05, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 02520N106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Chapman Capital L.L.C. - 52-1961967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

276,763 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

276,763 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
276,763 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

SCHEDULE 13D CUSIP No. 02520N106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Robert L. Chapman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

276,763 Common Shares
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

276,763 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
276,763 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D CUSIP No. 02520N106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Westlake Real Estate L.L.C. - 91-2099899
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

53,113 Common Shares
9 SOLE DISPOSITIVE POWER

53,113 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,113 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D CUSIP No. 02520N106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Smallwood Real Estate L.L.C. - 91-2099900
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

59,650 Common Shares
9 SOLE DISPOSITIVE POWER

59,650 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,650 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D CUSIP No. 02520N106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Fairway Real Estate L.L.C. - 91-2099901
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

42,614 Common Shares
9 SOLE DISPOSITIVE POWER

42,614 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
42,614 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D CUSIP No. 02520N106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Piney Reach Real Estate L.L.C. - 91-2099898
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

57,367 Common Shares
9 SOLE DISPOSITIVE POWER

57,367 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,367 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D CUSIP No. 02520N106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Wooded Glen Real Estate L.L.C. - 91-2099897
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

64,019 Common Shares
9 SOLE DISPOSITIVE POWER

64,019 Common Shares
10 SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,019 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

INTRODUCTION

This Schedule 13D Amendment ("13D Amendment #7") amends the original Schedule 13D filed March 30, 2000 (the "Original 13D") and all subsequent amendments thereto (collectively, the "13D Filings"), and is being filed on behalf of Westlake Real Estate L.L.C. ("Westlake"), Smallwood Real Estate L.L.C. ("Smallwood"), Fairway Real Estate L.L.C. ("Fairway"), Piney Reach Real Estate L.L.C. ("Piney Reach") and Wooded Glen Real Estate L.L.C. ("Wooded Glen"), Delaware limited liability companies (collectively, "the Funds"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with the Funds and Chapman Capital, the "Reporting Persons"). The 13D Filings relate to the common stock, $.01 par value per share, of American Community Property Trust, a Maryland real estate investment trust (the “Issuer” or "Company").  Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to the Funds. The Funds directly own the Common Stock to which the 13D Filings relate and over which Chapman Capital may be deemed to have control by virtue of the authority granted by the Funds to vote and to dispose of securities held by the Funds, including the Common Stock. Except as set forth herein, the Original 13D filing and all previous amendments thereto are unmodified.

ITEM 1. Security and Issuer

The 13D Filings relate to the Common Stock of the Company.  The address of the principal executive offices of the Company is 222 Smallwood Village Center, St. Charles, Maryland  20602.

ITEM 2. Identity and Background

(a)   This statement is being filed by the Reporting Persons.

(b)   The mailing address of the principal business and principal office of the Funds, Chapman Capital and Mr. Chapman is 1007 N. Sepulveda Blvd. #129, Manhattan Beach, California  90267.

(c)   The Fund’s present principal business is investing in marketable securities.  Chapman Capital's present principal business is serving as the Investment Manager of the Funds.  Mr. Chapman's principal occupation is serving as Managing Member of Chapman Capital.

(d)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Mr. Chapman is a citizen of the United States.

 ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by the Reporting Persons, to purchase the 276,763 Common Shares reported hereunder was $1,314,625 (including brokerage commissions).  All of such funds were derived from working capital.

 ITEM 4. Purpose of Transaction

The purpose of the acquisition of the securities of the Issuer beneficially owned by The Funds was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions.  However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market, in block trades, or in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of Common Stock derivatives, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.  The reasons for the Reporting Persons’ past or prospective increase or decrease in hedged or unhedged exposure to Common Stock now or once owned, or hereinafter acquired, may include, without limitation, the implementation of risk management procedures that involve the purchase or sale of Common Stock into depreciating or appreciating market conditions.  Parties that purchase or sell Common Stock (or derivatives thereof) following the filing of the 13D Filings may be purchasing or selling Common Stock (or derivatives thereof) that is being sold or acquired by the Reporting Persons, respectively.

The Reporting Persons are engaged in the investment business.  In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

Robert L. Chapman Jr. has spoken extensively with management of the Issuer regarding the possibility of, or seeking to influence the management of the Issuer with respect to, business strategies, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. In particular, Mr. Chapman seeks the partial or full liquidation of the Issuer's assets, which, after the repayment of all liabilities associated with the Issuer and its assets, Mr. Chapman believes would result in residual liquidation value to common shareholders in excess of $15.00 and possibly as high as $25 per share. Such estimate of residual value is based on an appraisal conducted by Robert A. Stanger & Company in association with the Issuer's spinoff from Interstate General Company L.P. in October 1998. It is Mr. Chapman's belief that since the time of such appraisal, the Issuer's assets have, as a whole, appreciated significantly based on the development and positive investment environment for those assets.

Robert L. Chapman Jr. continues to communicate with management of the Issuer regarding the possibility of, or seeking to influence the management of the Issuer with respect to, business strategies, recapitalizations, sales of assets, negotiated or open-market stock repurchases or other extraordinary corporate transactions. In particular, Mr. Chapman continues to question the prudence and persistence of the Issuer's highly-leveraged balance sheet and unacceptably slow rate of asset liquidation. Following Mr. Chapman's on-site due diligence of the Issuer's land developments in Puerto Rico and Maryland, it is the Reporting Persons' belief that the Net Asset Value of the Issuer has appreciated to over $30 per share based principally on the recent Meca Studios transaction between the Issuer's IGP subsidiary and Solomon Broadcasting Intl.

Between January 30, 2001 and February 6, 2001, Mr. Chapman attempted to arrange for a meeting between himself and Mr. J. Michael Wilson, Chief Executive Officer of the Issuer.  The purpose of the meeting was to discuss the asset sale and potential deleveraging strategies sought by the Reporting Persons. Despite leaving seven messages with Mr. Wilson's office, no return phone calls were received by Mr. Chapman. Finally, on February 6, 2001, Mr. Wilson accepted one of Mr. Chapman's phone calls. Upon being asked by Mr. Chapman for an explanation for Mr. Wilson's non-responsiveness to a party overseeing the largest (9.5%) non-Wilson family block of the Issuer's shares, Mr. Wilson responded in a fashion unique to his apparent management style by stating, "You're a fucking pain in the ass and we don't want to talk to you." Mr. Wilson then disconnected from the telephone "conversation."

On December 29, 2006, Fairway made a distribution in kind of 17,475 shares of the Issuer to Fairway's members (as of December 29, 2006).

On March 30, 2007, Smallwood made a distribution in kind of 12,936 shares of the Issuer to Smallwood's members (as of March 30, 2007).

On April 2, 2007, Piney Reach made a distribution in kind of 9,712 shares of the Issuer to Piney Reach's members (as of March 30, 2007).

On July 2, 2007, Westlake made a distribution in kind of 25, 578 shares of the Issuer to Westlake's members (as of June 29, 2007).

On July 2, 2007, Fairway made a distribution in kind of 22,196 shares of the Issuer to Fairway's members (as of June 29, 2007).

Chapman Capital strongly contended that the Issuer should increase its capital efficiency via a significant increase in its common stock dividend.  As a result, Chapman Capital intended to repeat past demands that the Issuer double its three-year old policy of a 10c/share quarterly dividend payout to 20c/share, a level at which Chapman Capital believed the Issuer would continue to operate with ample liquidity for its planned growth and maintenance capital expenditures.

On November 14, 2007, the Issuer announced that it would not be declaring its 4Q2007 dividend.

On December 31, 2007, Piney Reach made a distribution in kind of 6,031 shares of the Issuer to Piney Reach's members (as of December 31, 2007).

On March 17, 2008, the Issuer announced that it would not be declaring its 1Q2008 dividend. In addition, the Issuer suspended future dividends citing the downturn in the residential real estate market and the need to use its resources conservatively to meet existing financial commitments.

During the period from April 2008 through the current time, predominantly to satisfy the Funds' long-term tax planning, the Funds sold shares of the Issuer's Common Stock as noted in Item 5, below.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of such members may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

 ITEM 5. Interests in Securities of the Company

(a)   Together, the Reporting Persons beneficially own a total of 276,763 shares of Common Stock constituting 5.3% of all of the outstanding shares of Common Stock.

(b)   The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

(c)   The following transactions were effected by the Reporting Persons during the past sixty (60) days:

Westlake Real Estate L.L.C.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
04/17/08	CS	(6,705)	$ 16.89
04/18/08	CS	(55)	$ 17.49
04/22/08	CS	(18)	$ 17.00
04/22/08	CS	(18)	$ 16.72
04/23/08	CS	(1,000)	$ 16.77
04/24/08	CS	(1,000)	$ 16.75
04/25/08	CS	(200)	$ 16.75
04/28/08	CS	(2,100)	$ 16.51
05/01/08	CS	(1,000)	$ 15.50
05/02/08	CS	(200)	$ 15.75
05/06/08	CS	(1,000)	$ 14.62
05/07/08	CS	(800)	$ 14.70
05/08/08	CS	(500)	$ 14.31
05/16/08	CS	(375)	$ 13.92
05/19/08	CS	(1,450)	$ 14.05
05/20/08	CS	(400)	$ 14.26
05/21/08	CS	(400)	$ 14.01
05/22/08	CS	(550)	$ 14.15
05/30/08	CS	(400)	$ 13.85
06/05/08	CS	(300)	$ 14.01

Smallwood Real Estate L.L.C.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
04/17/08	CS	(7,910)	$ 16.89
04/18/08	CS	(65)	$ 17.49
04/22/08	CS	(22)	$ 17.00
04/22/08	CS	(22)	$ 16.73
04/23/08	CS	(1,200)	$ 16.77
04/24/08	CS	(1,200)	$ 16.75
04/25/08	CS	(250)	$ 16.75
04/28/08	CS	(2,500)	$ 16.51
05/01/08	CS	(3,000)	$ 15.50
05/02/08	CS	(300)	$ 15.75
05/06/08	CS	(2,400)	$ 14.62
05/07/08	CS	(1,000)	$ 14.70
05/08/08	CS	(500)	$ 14.31
05/16/08	CS	(425)	$ 13.92
05/19/08	CS	(1,700)	$ 14.05
05/20/08	CS	(400)	$ 14.26
05/21/08	CS	(400)	$ 14.01
05/22/08	CS	(900)	$ 14.15
05/30/08	CS	(700)	$ 13.85
06/05/08	CS	(600)	$ 14.01

Fairway Real Estate L.L.C.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
04/17/08	CS	(5,400)	$ 16.89
04/18/08	CS	(45)	$ 17.49
04/22/08	CS	(15)	$ 17.00
04/22/08	CS	(15)	$ 16.73
04/23/08	CS	(875)	$ 16.77
04/24/08	CS	(800)	$ 16.75
04/25/08	CS	(100)	$ 16.75
04/28/08	CS	(1,600)	$ 16.51
05/01/08	CS	(1,000)	$ 15.50
05/02/08	CS	(100)	$ 15.75
05/06/08	CS	(500)	$ 14.62
05/07/08	CS	(700)	$ 14.70
05/08/08	CS	(400)	$ 14.31
05/16/08	CS	(300)	$ 13.92
05/19/08	CS	(1,200)	$ 14.05
05/20/08	CS	(300)	$ 14.26
05/21/08	CS	(200)	$ 14.01
05/22/08	CS	(250)	$ 14.15
05/30/08	CS	(200)	$ 13.85
06/05/08	CS	(200)	$ 14.01

Piney Reach Real Estate L.L.C.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
04/17/08	CS	(7,425)	$ 16.89
04/18/08	CS	(62)	$ 17.50
04/22/08	CS	(20)	$ 17.00
04/22/08	CS	(20)	$ 16.75
04/23/08	CS	(1,100)	$ 16.77
04/24/08	CS	(1,100)	$ 16.75
04/25/08	CS	(200)	$ 16.75
04/28/08	CS	(2,300)	$ 16.51
05/01/08	CS	(1,500)	$ 15.50
05/02/08	CS	(300)	$ 15.75
05/06/08	CS	(2,700)	$ 14.62
05/07/08	CS	(900)	$ 14.70
05/08/08	CS	(500)	$ 14.31
05/16/08	CS	(400)	$ 13.92
05/19/08	CS	(1,600)	$ 14.05
05/20/08	CS	(400)	$ 14.26
05/21/08	CS	(400)	$ 14.01
05/22/08	CS	(600)	$ 14.15
05/30/08	CS	(533)	$ 13.85
06/05/08	CS	(300)	$ 14.01

Wooded Glen Real Estate L.L.C.

Date	Security	Amount of Shares/Contracts Bought/(Sold)	Approximate Price per Shares/Contracts (inclusive of commissions)
04/17/08	CS	(8,860)	$ 16.89
04/18/08	CS	(73)	$ 17.49
04/22/08	CS	(25)	$ 17.00
04/22/08	CS	(25)	$ 16.76
04/23/08	CS	(1,400)	$ 16.77
04/24/08	CS	(1,200)	$ 16.75
04/25/08	CS	(250)	$ 16.75
04/28/08	CS	(2,800)	$ 16.51
05/01/08	CS	(3,500)	$ 15.50
05/02/08	CS	(400)	$ 15.75
05/06/08	CS	(4,000)	$ 14.62
05/07/08	CS	(1,100)	$ 14.70
05/08/08	CS	(600)	$ 14.31
05/13/08	CS	(200)	$ 15.00
05/16/08	CS	(500)	$ 13.92
05/19/08	CS	(1,950)	$ 14.05
05/20/08	CS	(500)	$ 14.26
05/21/08	CS	(500)	$ 14.01
05/22/08	CS	(1,100)	$ 14.15
05/27/08	CS	(100)	$ 13.95
05/28/08	CS	(100)	$ 13.85
05/30/08	CS	(1,600)	$ 13.85
06/04/08	CS	(100)	$ 14.00
06/05/08	CS	(1,100)	$ 14.01

* CS = Common Shares, C = Calls, P = Puts
** A = Assigned, E = Exercised, D = Distributed to Members

The above transactions were effected by the Reporting Persons on the American Stock Exchange.

Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)   Except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Exhibit A
Second Joint Filing Agreement, dated February 7, 2001, among Chap-Cap Partners, L.P., Chapman Capital L.L.C., Robert L. Chapman, Jr., Westlake Real Estate L.L.C., Smallwood Real Estate L.L.C., Fairway Real Estate L.L.C., Piney Reach Real Estate L.L.C. and Wooded Glen Real Estate L.L.C.

Exhibit B	Letter from Chapman Capital L.L.C. to Mr. J. Michael Wilson, Chairman and CEO of the Issuer, dated March 30, 2000.
Exhibit C	Letter from Chapman Capital L.L.C. to Mr. Edwin L. Kelly, President of the Issuer, dated April 19, 2000.
Exhibit D	Press Release, dated April 19, 2000 Demanding $25 Per Share Liquidation of ACPT.
Exhibit E	Letter from Chapman Capital L.L.C. to Mr. Edwin L. Kelly, President of the Issuer, dated July 14, 2000.

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 06, 2008	CHAPMAN CAPITAL L.L.C.

	By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

Dated: June 06, 2008	WESTLAKE REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., Managing Member

	By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

Dated: June 06, 2008	SMALLWOOD REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., Managing Member

	By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

Dated: June 06, 2008	FAIRWAY REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., Managing Member

	By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

Dated: June 06, 2008	PINEY REACH REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., Managing Member

	By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

Dated: June 06, 2008	WOODED GLEN REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., Managing Member

	By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

Dated: June 06, 2008	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit A

SECOND JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of American Community Property Trust dated February 7, 2001, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 7, 2001

CHAP-CAP PARTNERS, L.P.
By: Chapman Capital L.L.C., General Partner

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

CHAPMAN CAPITAL L.L.C.

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

WESTLAKE REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., as Managing Member

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

SMALLWOOD REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., as Managing Member

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

FAIRWAY REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., as Managing Member

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

PINEY REACH REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., as Managing Member

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

WOODED GLEN REAL ESTATE L.L.C.
By: Chapman Capital L.L.C., as Managing Member

By:	/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr., Managing Member

/s/ Robert L. Chapman, Jr.
Robert L. Chapman, Jr.

Exhibit B

Robert L. Chapman, Jr.
Managing Member

March 30, 2000

Mr. J. Michael Wilson
Chairman, CEO
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD 20602
Phone: (301) 870-6632

Via Airborne Express:

Dear Mr. Wilson,

    Over the past several years, Chapman Capital L.L.C., as general partner of Chap-Cap Partners, L.P., has invested more capital into the shares of American Community Properties Trust (ACPT) than any other shareholder. Despite the fact that ACPT's predecessor Interstate General Company L.P. was (and continues to be) headed by your father who at the time of our original investment was a four-count convicted felon (by a jury of his peers after only 15 hours of deliberation in a U.S. District Court, under Section 404 of the federal Clean Water Act violations that landed him an un-served 21-month prison sentence), I included your family's ownership position and apparent efforts to increase shareholder value among the valid reasons to invest in a highly-undervalued microcap company. Unfortunately, it now appears that the restructuring's true motive may have been aimed at promoting Wilson family nepotism and furthering lucrative related-party transactions mentioned in your SEC filings.

    Specifically, on December 19, 1996 IGC announced that its effective Board of Directors had "determined to pursue the development and implementation of a plan to restructure the publicly-traded partnership in order to enhance Unitholder value." The plan called for "placing the company's multi-family apartment assets into a publicly traded Real Estate Investment Trust (REIT) where their value can be more clearly evaluated, and disposing of land development assets that require substantial additional capital investment, which IGC found difficult to obtain." IGC CEO Jim Wilson proclaimed at the time "The Board's purpose in approving this plan is to enhance Unitholder value as quickly as possible. It is clear that our assets are being undervalued by the market in our current structure." The 1998 Restructuring proxy statement further encouraged Unitholders that "management of IGC and ACPT believe that the combined trading price of the Common Shares and the IGC Units after the Distribution will exceed the trading price of the IGC Units prior the Distribution."

    Almost two and one half years later, "Unitholders" owning IGC and its spinoff APCT are left with anything but "enhanced" value. In fact, the combined value of our investment has fallen by approximately 40% since your forecast of an appreciation in blended value (cited above). Moreover, all IGC holders unfortunate enough to have maintained their positions in the Equus Gaming spinoff have lost close to 80% of their investment. Between ACPT's failed efforts to raise $35 million in convertible preferred shares and its July 2, 1999 announcement that its American Rental Properties subsidiary will not be eligible for REIT tax status prior to 2004, management's "work" seems to be compounding strategic blunder on Wilson-family plunder. Indeed, it seems that the only group earning any positive return from their association with IGC-related entities are the Wilson family and closely-associated parties.

    You have continually claimed to be taking steps to make ACPT more attractive to institutional investors. The 1998 Restructuring proxy statement predicted that "enlarging the group of potential investors for ACPT Common Shares should produce a more liquid market than currently exists for IGC Units." Later in your July 2, 1999 mea culpa disclosure of REIT status disqualification, you stated "the primary purpose of the 1998 restructuring that led to ACPT's formation was to create an investment vehicle ... eligible for investments by pension trusts and mutual funds."

    Yet, as your largest non-Wilson family partner in ACPT, Chapman Capital L.L.C.'s Chap-Cap Partners, L.P. can definitively label your behavior as "investor-unfriendly." Our group has recorded time lapses of as long as one year of delay in return phone calls from you, even after daily follow-up messages were left with your secretary. Recently, ACPT president Edwin Kelly (who is being paid $275,000 per year by ACPT's shareholders) has joined the obstruction parade, returning our three-phone messages-per-day efforts only after an outrageous three-week delay. Another large ACPT shareholder, Leeward Investments, has informed us that it too is highly dissatisfied with your performance and lack of communication. Making matters even more suspicious, we have been informed by numerous prospective institutional investors that their calls to management have never been returned. How do you expect to grow institutional interest in ACPT while maintaining this kind of irresponsive and insulting behavior towards Wall Street and the other institutional investors you claim to be courting? Could it be that your true motive is to tacitly dissuade institutional demand for ACPT shares so that the Wilson family can attempt a low-ball, single-digit per share buyout offer for the public shares at some point in the future?

    In addition to the above "radio silence" with Wall Street, non-Wilson family executive departures at IGC have also troubled existing and prospective investors in ACPT for some time. Starting with the June 18, 1996 departure of IGC COO Gregory Kreizenbeck and CFO John Hans soon thereafter, the Wilson family has developed an alarming pattern of executive turnover. In January 1998, Jorge Colon Nevares resigned as a director of IGMC, being replaced by Thomas Shafer (who earns $30,000 per year in consulting fees). Recently, we discovered that Benjamin Poole, who is listed as CFO of IGC in its documents and public filings (and who your administrative staff continues to claim is active in that position), is in fact no longer an officer at IGC and instead is working as an independent consultant out of his home as of mid-March. In summary, to your credit IGC has lost two CFOs, a COO and a key director over the past several years, further damaging IGC and affiliate ACPT's reputation.

    In the 1998 Restructuring, non-REIT qualifying assets (primarily undeveloped land) were acquired by "Wilson family entities". Chapman Capital now questions whether those transactions were in fact arms length, and exactly what kind of auction process was utilized to ensure that IGC and APCT holders received the highest price available in the market at the time of sale. IGC's partnership agreement required that all transactions between IGC and the Wilson family be supported by asset appraisals, yet we have not been able to find evidence that such transactions were supported by an auction-style sale process. Chapman Capital would also be interested in obtaining details of your personal involvement in the June 30, 1997 purchase of 374 acres from ACPP for $3,000,000.00 (requiring you to provide a mere 20% down payment) and your personal involvement in the April 1, 1996 purchase of a note receivable for $1,279,000 from ACPP.

    In addition, Chapman Capital is interested in discovering the composition of the> $4.5 million in "general and administrative" expenses (based on the most recent Form 10-Q filing for the nine months ending September 30, 1999), an amount which consumed two-thirds of APCT's rental property revenues in the third quarter. At best this enormous cash outflow represents egregious inefficiencies in managing the company (particularly in collecting management fees and notes receivable), precluding the required distribution to shareholders of 45% of taxable income as so little , if any, income remains. In fact, I am confident that your public shareholders would be very interested to see exactly how many APCT dollars are flowing into the hands of Wilson family entities, whether labeled as incentive fees, $500,000 in consulting fees to your father, management fees, distributions from unconsolidated partnerships, cost of sales-community development, purchases of minority interests or any other category of related-party transactions. Your shareholders have a legal right to such information, and given your father's background with the legal system and ACPT's never-ending water/sewer litigation with Charles County, I am confident your father would feel at-home in a scenario where those facts underwent discovery.

    In association with the 1998 Restructuring of IGC (and creation of ACPT), an appraisal of ACPT's assets was commissioned. By the company's own calculation, as of December 31, 1996 the Net Asset Value (NAV) per share of ACPT was estimated to be just under $21.00, or almost 6 x the current stock market price of ACPT's shares (American Stock Exchange, 3/30/2000 price of $3 5/8 per share). Since those appraisals by Robert F. McCloskey Associates (LDA's Parque Escorial's saleable land, representing < 50% of its total acreage, at $35.9 MM in 12/1996; Canovanas at $6.1 MM as of 6/1995), Smail Associates (Smallwood, Westlake Village, Wooded Glen, and Piney Reach in St. Charles at $40.4 MM as of 12/1996), James B. Hooper, P.A. (Fairway Village in St. Charles at $23.2 MM as of 5-10/1997), and by various parties for American Housing, American Management and other interests, the real estate market in ACPT's areas of concentration have been vibrant. Appreciation of 5-10% per year on average could be considered conservative given the rate of real estate inflation experienced nationwide since the mid 1990s. Based on the initial appraisals plus appreciation thereon, Chapman Capital estimates an appraisal conducted today would assign a NAV of over $25 per ACPT share as of year end 1999.

    To escape any accusation that this letter offers much criticism without proffering a solution, I will address that area now. ACPT is a partnership whose structure is similar to a closed-end real estate fund. On Wall Street, when individuals who understand their fiduciary duties manage this type of fund, either major repurchase programs are instituted (which by definition accrete to NAV/share) or a full liquidation is instituted. Recently, both Baker, Fentress & Company (NYSE: BKF) and Corporate Renaissance Group (NASDAQ: CREN) adopted and executed plans to increase shareholder value by selling substantially their entire portfolios of investments and distributing the net proceeds to shareholders. James Gorter, the highly-regarded chairman of the board of BKF, said, "For some time, the board of directors has been concerned about the persistent, large discount at which Baker Fentress shares have traded in the market. After thoughtful deliberation over several months, the board has concluded that the proposed plan is the best way to maximize returns to our shareholders. The distribution of cash from the liquidation of the Company's publicly-traded portfolio will allow shareholders to reinvest the proceeds in other investment alternatives ...".

    A partial or full liquidation of ACPT is clearly the most efficacious means to maximizing shareholder value, or at a minimum dramatically narrowing the 85% discount to estimated NAV/share. The U.S. and Puerto Rican real estate arenas are clearly "seller's markets," allowing a restructuring involving the sale of the company's appreciated properties to pay reduce debt and to pay shareholders a special dividend immediately thereafter. At this point, APCT is not paying a consistent dividends of any kind reflecting realized gains on its assets, and its shareholders outside of the Wilson family are not on the company payroll or consulting-fee gravy train. Thus, the only reward we can receive is through the common shares' appreciation, a responsibility entrusted to the executive management team that has failed to accomplish it. Unfortunately, you shirked your responsibility and betrayed our trust by failing to achieve any reasonable share price appreciation for several years now.

    Chapman Capital L.L.C. seriously questions the integrity and dedication to shareholder interests of the Wilson family. While the proxy statement for the 1998 Restructuring warned that "members of the Wilson family will be able to exert substantial control over votes on matters affecting ACPT ... [which] is subject to other conflicts of interest arising out its relationships with ... members of management and their affiliates," never in our worst nightmares did we envision the extent to which "certain decisions by these parties may have an adverse effect on the interests of shareholders." If the Trustees desire to continue running ACPT as a real-life version of Monopoly whereby a 32-year old graduate of Manhattan College in the Bronx and former bank loan administrator is named CEO by his father, then I strongly suggest you take the company private, wherein underserved, nepotistic practices are not scrutinized.

    ACPT's stated business objective is "to maximize Shareholder value by investing, holding and developing assets that will generate cash for distribution to Shareholders." Having received a grand total of 5c in distributions since the 1998 Restructuring, it is fair to say that you have failed in accomplishing this objective. Chapman Capital is perplexed by your cognitive dissonance relating to losing REIT status as well: the 1998 Restructuring proxy statement noted "Treatment of American Rental as an association taxable as a corporation ... would have a significant adverse effect on the value of the Common Shares," whereas you claimed on July 2, 1999 that "American Rental's inability to comply with REIT requirements will not have a material effect on ACPT's financial condition." While Leeward's Mr. Von der Porten appears willing to passively subject his investors to significantly underperforming investments like that of ACPT, Chapman Capital will not idly stand by and watch the Wilsons treat ACPT like a private family company. As ACPT is essentially a partnership, Chap-Cap Partners are your partners, and until such time as that is no longer the case, we demand that the Board of Trustees take actions to compel you to treat them as such.

Very truly yours,
Robert L. Chapman, Jr.

Exhibit C

Robert L. Chapman, Jr.
Managing Member

April 19, 2000

Mr. Edwin L. Kelly
President
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD  20602
Phone:  (301) 843-8600 x 5223

Via Airborne Express:  Airbill Number 8218304021

Dear Mr. Kelly,

    Having read your April 13, 2000 response (the "April Letter") to my March 30, 2000 letter (the "March Letter") to your senior executive Mr. J. Michael Wilson (attached below), I remain astounded by the absolute void of market sensitivity and managerial creativity that appears to dominate ACPT's "leadership."  It would appear that my highly-detailed correspondence to your boss was inadequate in permeating the hardened minds that seem to confine strategic planning at the company. This letter, therefore, is intended to apply a sharper tool to, and more clearly define, the process of how to  maximize shareholder value (in any economy) by selling real assets in the private market where the Old Economy still reigns supreme. If properly managed from a tax standpoint, it is estimated that each ACPT share is worth as much as $25 to a private market buyer of the company's assets.

    Your April Letter acknowledges that the "capital markets have not given due regard to the intrinsic value of ACPT's assets." However, typical of your deportment since I became involved in ACPT, you attempt to distance yourself from blame in the "New Economy Asylum" by claiming that "many real estate companies and other traditional businesses and their investors share the same complaint." However, what you apparently didn't grasp in my March Letter was the citation of two of many examples (Baker, Fentress & Company (NYSE: BKF) and Corporate Renaissance Group (NASDAQ: CREN)) where management has taken proactive measures to deliver the intrinsic value of their companies' assets to the owners of those assets – their shareholders. In yet another effort to elucidate the solution to the intrinsic value conundrum, I will strike closer to home by giving you another example of proactive NAV-gap closing by one of your real estate peers, TrizecHahn Corp.

    On March 27, 2000, TrizecHahn Corp., one of North America's largest real estate owners (public or private), announced that it had agreed to sell the majority of its Canadian office portfolio and various U.S. office buildings for approximately $2.9 billion (approximately a third of its property assets). TrizecHahn will re-invest the proceeds in a two-track plan to "create value for its shareholders," which includes a $500 million share re-purchase program (~20% of the total outstanding) and "new investments in technology initiatives related to its real estate assets." TrizecHahn President and COO (your counterpart at the company) Greg Wilkins stated, "At these prices, one of the most effective uses of our cash - that offers compelling returns - is to buy back our own shares .... It's been very frustrating to watch the performance of the company do so well while the stock has not created shareholder value." The second track of TrizecHahn's strategy builds on "opportunities in real estate-related new economy ventures made possible by the technology revolution."

    Like ACPT and its shareholders, TrizecHahn was frustrated with the weak valuations placed on real estate related stocks. In its case, the market had placed an estimated 40% discount to Net Asset Value (NAV) on its shares (source: Lehman Brothers Inc.), taking its stock down 7% since the time of ACPT's spinoff from IGC. If such a decline and resultant discount served as the catalyst for the enormous undertaking by TrizecHahn described above, then how can ACPT defend its "status quo" policy when its shares have fallen over 40% to an estimated 85% discount to NAV over the same period? What exactly is it going to take for you to realize that "continuing [your] strategy" is a prescription  for ACPT's continued depreciation in the public market? This is not solely Chapman Capital's opinion -- the stock market's vote over the last two years clearly shows your "long term strategy" has lost by a landslide.

    TrizecHahn was formed by Chairman Peter Munk in the mid -1990s around the same time as ACPT was conceptualized by Mr.  Jim Wilson (Michael Wilson's father). However, it appears this is where the similarities between the two real estate operators ends, as Mr. Munk has evolved from one who eschewed high-technology investments to an executive who has learned to embrace them: Munk -- "We've got to be in this New Economy... It's not a passing fad. We have to adapt to what's going on. We have to marry the Old Economy with the New." (source: Wall Street Journal, March 27, 2000). By comparison, you wrote in your April Letter that while you and your co-trustees "have considered various proposals [Chapman Capital has] made to [management] such as [its] recent recommendation that ACPT invest in high tech companies" ... you do not "believe it is in the interest of ACPT's shareholders to invest in businesses in which we have neither experience nor special knowledge."

    By summarily rejecting a similar strategic plan as those of leading real estate peers, are you saying that ACPT cannot find any value creation from a similar approach to its interest in 2,246 domestic and 2,653 Puerto Rican rental units? As the President of ACPT, are you telling your shareholders that you see no creative synergies between technology and the 4,700 acres for residential, commercial and industrial use in the master planned communities of St. Charles, Maryland and Parque Escorial, Puerto Rico? What exactly have you and your co-trustees actually done to explore this kind of opportunity upon which your competitors have been capitalizing with an accelerating pace? The shareholders of ACPT who have contacted me since our original 13D filing are all curious as to existence (if any) of creative strategies being employed by our elected trustees.

    It appears that your rigid operation of ACPT has precluded you from understanding the very nature of my suggestions relating to technology initiatives. You are well aware that I have never made a foolish, unguided recommendation that ACPT invest in high tech companies, as that is the purview of intelligent, hard-working managers specializing in that class of asset management. Rather, my suggestion was that ACPT take an approach similar to that of Reckson Associates Realty Corporation in their June 1998 spinoff of Reckson Service Industries (now Frontline Capital Group), which began by developing and managing a network of "B2B" technology businesses related to the real estate sector. This particular restructuring caused their stock to appreciate from $2 3/4 at the time of the spinoff to a high of $68 per share a year and a half later. In the case of TrizecHahn, it ventured into the "New Economy" last year with the acquisition of a small interest in Allied Riser Communications Corp., which provides Internet and telephone networks to TrizecHahn's U.S. office properties, and a small stake in Onsite Access, a communications provider to various real estate locations. In last month's announcement of its new technology initiatives, Messrs. Munk and Wilkins said the technology investments will "take advantage of the fact that our corporate tenants, concentrated in upscale city centers, are an ideal purchasing group for any e-company, whether in the business-to-business or business-to-consumer area."

    Finally, I must explicitly reprove and rectify several egregious mischaracterizations in your April Letter:

    1) You claimed that "without attempting a point-by-point rebuttal, much of the criticism levied in [my] letter is either misinformed or misdirected." While terribly convenient for you to forgo such an "attempt," I demand that you cite any evidence that a single point of my criticism is misinformed or misdirected. Given the paucity of academic  and professional achievement listed for Mr. J. Michael Wilson in the Restructuring Proxy, I challenge you to show me any evidence that his selection as CEO of ACPT would have occurred if he were not IGC founder Jim Wilson's son (please include the list of candidates considered for the position following the trustees' thorough executive search among the hundreds of qualified real estate veterans available for hire). Michael Wilson had no reported experience as the head of a publicly-traded company since his graduation from the prestigious Manhattan College in the Bronx, as compared to dozens of alternative candidates for the job. Nepotism is the only explanation I can find for his appointment as CEO of a company whose shares have fallen by almost half under his leadership. Once again, if you can exhibit a thorough search process that led to his selection, I will publicly-apologize for my error of opinion. Yet, I am confident that your indignant refusal to rebut my critical claims is nothing more than a weak attempt to hide the inability to do so. Since your opinion of my commentary apparently is strong enough to merit attention in your April Letter,  I strongly  encourage you to justify your position and prove me wrong.

    2) Chap-Cap Partners, L.P.'s sizable purchase of shares in ACPT is in no way a reflection of my level of  satisfaction with the company's management. Rather, it is the result of my belief that (for example) even a relatively-inexperienced scion, the beneficiary of nepotistic  abetment,  while assisted by sycophants and obsequious coat-tail riders, can create value at a public company trading at an estimated 85% discount to "intrinsic value". Given Mr. Wilson's performance to date, he appears to be working hard at proving my thesis an overestimation of his abilities. Thus, my fund's increase in its stake is not in the least "curiously inconsistent with that of a dissatisfied investor." Once again, let me make this point clear: I believe that management of ACPT is horrific, pathetic and certifiably inept.

    3) I have never suggested that ACPT purchase MY shares at a premium over market. Instead, I responded to Mr. Michael Wilson's retort that I should sell my shares if unhappy with the investment (advice which, if it has been given to the many dissatisfied public partners of Mr. Wilson, would help explain the stock's depressed valuation) by suggesting that he make a premium offer to all shareholders for their shares. Subject to the bid price reflecting the fair value of the equity, I continue to believe that Chap-Cap Partners would be an enthusiastic participant in such an offer.

    4) Your claim that I made "threats to take certain actions to embarrass [you] personally and others at ACPT if [you] do not accede to [my] demands" is a flagrant mischaracterization of my comments. My dialog included a promise that "you and the Wilsons will eventually be exposed for your underperformance and poor treatment of your shareholders and this will be an embarrassment. "Apparently, you have settled comfortably into a professional life where the loss of almost half of your shareholders' investment to market depreciation is of little consequence (blame the New Economy), personal humiliation or self diminishment.  I, on the other hand, believe such performance would drive me to hara-kiri as I consider my fiduciary duty to maximize my investors' wealth to be the raison d' etre of MY professional life.

    In conclusion, the management team in place is implementing a long-term strategy that IS NOT WORKING. If you understood, even slightly, that your job is not to develop real estate but to build shareholder value in the public markets through real-estate related development, this would be patently obvious to you. Instead, your response, like all those that preceded it, confirms every fear I have about the Wilson family's role in the tragic underperformance of this asset-rich enterprise. Like TrizecHahn and others in the "Old Economy," selling assets to the private market rather than waiting for the public market to realize the estimated $25/share in intrinsic value is the only viable option. Thus, on behalf of the public shareholders of ACPT, I demand that you begin an orderly liquidation of the company immediately.

    In the meantime, I can assure you that Chapman Capital is not going away. Until you understand and implement a strategy that will deliver the shareholder appreciation owed to your public partners in ACPT, Chapman Capital L.L.C. will continue to express its views for the benefit of all shareholders. As far as the Wilson family is concerned, I feel confident that Michael Wilson's father can keep him gainfully employed by appointing him to a senior position in another family company such as IGC or Equus Gaming.

Mr. Edwin L. Kelly
President
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD  20602
Phone:  (301) 843-8600 x 5223

Via Airborne Express:  Airbill Number 8218304021

Dear Mr. Kelly,

Very truly yours,

Robert L. Chapman, Jr.

cc:  Bessemer Partners (John MacDonald)
     Third Point Partners (Daniel Loeb)

Exhibit D

PRESS RELEASE

CHAPMAN CAPITAL DEMANDS ACPT $25/SHARE LIQUIDATION

LOS ANGELES, CA. - ST. CHARLES, MD. APRIL 19, 2000 ... Chapman Capital L.L.C. announced today that it has sent its second letter to American Community Property Trust (AMEX: APO), demanding that the company re-evaluate Chapman Capital's $25 per share liquidation proposal.

In discussing the proposals, Robert L. Chapman, Jr., Managing Member of Chapman Capital said "I remain astounded by the absolute void of market sensitivity and managerial creativity that appears to dominate ACPT's `leadership.' Typical of your deportment since I became involved in ACPT, you attempt to distance yourself from blame in the `New Economy Asylum.' This letter is intended to apply a sharper tool to, and more clearly define, the process of how to maximize shareholder value (in any economy) by selling real assets in the private market where the Old Economy still reigns supreme." Chapman Capital, which has encouraged ACPT to consider the liquidation of its net assets (which the company itself valued itself at approximately $21 per share in 1996 before the real estate market materially appreciated), received a letter from ACPT President Mr. Kelly dated April 13, 2000 rejecting Chapman Capital's liquidation and other proposals.

In today's letter to ACPT, Mr. Chapman concluded: "The management team in place is implementing a long-term strategy that IS NOT WORKING. If you understood, even slightly, that your job is not to develop real estate but to build shareholder value in the public markets through real-estate related development, this would be patently obvious to you. Instead, your response, like all those that preceded it, confirms every fear I have about the Wilson family's role in the tragic underperformance of this asset-rich enterprise. Like TrizecHahn and others in the "Old Economy," selling assets to the private market rather than waiting for the public market to realize the estimated $25/share in intrinsic value is the only viable option. Thus, on behalf of the public shareholders of ACPT, I demand that you begin an orderly liquidation of the company immediately."

Chapman Capital L.L.C. is an investment advisor specializing in small capitalization reorganizations and turnarounds. The company is General Partner of Chap-Cap Partners, L.P., a Delaware limited partnership that is the largest non Wilson-family shareholder in American Community Properties Trust.

The full text of Chap-Cap Partners, L.P.'s communications with ACPT can be found as exhibits to its 13-D filings with the Securities and Exchange Commission. For those interested parties with Internet access, it is recommended that one access the S.E.C.'s EDGAR system through the website http://www.freeedgar.com and then enter in the second search box the Ticker Symbol "APO". Then, to access the two separate13-D filings from March 31 and April 19, 2000, click on the "VIEW FILINGS" link under the symbol "APO" and click the "Body: (Entire Filing)" link under "Table of Contents" in the left panel.

Contact:

Robert L. Chapman, Jr.
Managing Member

Exhibit E

Robert L. Chapman, Jr.
Managing Member

July 14, 2000

Mr. Edwin L. Kelly
President
American Community Properties Trust
222 Smallwood Village Center
St. Charles, MD  20602
Phone:  (301) 843-8600 x 5223

Via Airborne Express:  Airbill # 3097906280

Dear Mr. Kelly,

    As you may have concluded after dealing with Chapman Capital for several years, our philosophy regarding phone calls and other correspondences is to respond immediately.  In stark contrast to the habits exhibited by you, ACPT CEO J. Michael Wilson and his father Jim Wilson (once freed from the constraints of the courtroom that transiently convicted him), I have returned your infrequent phone calls often within minutes and responded to your April 13, 2000 letter within a week.  However, with much premeditation, I decided to allow several months to pass before penning a response to your May 3, 2000 correspondence. The reason for my postponement actually forms the foundation of this letter's message: you and the other members of ACPT management have exhausted your public shareholders' patience.

    Since  IGC's  spinoff of ACPT,  Chap-Cap  Partners,  L.P.,  the  investment partnership of which Chapman  Capital L.L.C.  is general  partner and investment advisor,  has waited for Jim Wilson's  forecasts of $1.00 annual  dividends  and realized net asset values to come to fruition. During that period, we have lived through a failed and expensive effort to raise preferred equity and the subsequent loss off a core division's REIT status.  It is  paramount  that I emphasize that we have bided our time for a period that would not classify us as "short-term  traders" or other  pejorative  labels  often  assigned to investors lacking a  long-term  perspective.  In this case, our wait has been almost two years during which ACPT's stock has fallen by over 40%.  Patience is simply a trait that we have exhibited beyond reasonable limits.

    Another motive for my delayed response to your May 3, 2000 letter was to view the market's reaction to ACPT's 1Q2000 financial results and the attendant filing of your 1Q2000 10-Q.  I wanted to examine the filing to check your frequently conveyed commitment to reducing ACPT's onerous debt load (standing at 78% of total capitalization -- $82 million in long-term debt / ($82 million in long-term debt + $23 million in shareholder equity)). True to consistently-disappointing form, the May 15, 2000 10-Q filing disclosed that not only had you failed to use the proceeds from ACPT's dilatory sales efforts to pay down significant amounts of debt, but you and Michael Wilson somehow found a way to actually INCREASE ACPT's long-term liabilities. Apparently, despite the manifold lessons in basic finance schooled to you by various institutional shareholders such as Chapman Capital, Third Point Management, and Cadence Investment Partners, you and your partners haven't noticed the correlation between stock prices and exorbitant financial leverage. I think I speak for your non-executive shareholders  in saying that we would all support the utilization of several  thousand dollars in corporate funds to enroll you and the Wilsons in an academic study of basic finance  (perhaps the Manhattan  College in the Bronx offers such a course) to attempt a cure of your non-comprehension in this area.

    One of ACPT's management's  favorite alibis has been to claim that the REITsector has been out of favor,  ignoring  of course that  neighboring  Washington Real Estate  Trust (NYSE:  WRE) has returned  total gains of over 25% since ACPT began trading.  However, you personally (and correctly) differentiated ACPT from the REIT class in your May 3rd letter to me in which you stated that "ACPT is not a Trizec Hahn with a ...  portfolio of divestible income producing office properties ...." Thus, the proper comparables would be public land (vs. income producing) companies such as Catellus Development (NYSE: CDX), Tejon Ranch Co. (NYSE:  TRC) and Newhall Land & Farming Company (NYSE:  NHL).  Interestingly, during the period from the October  1998  spinoff  date of ACPT to the  present, CDX, TRC and NHL have positively returned (including dividends,  of course) over 45%, 15% and 35% respectively, thus outperforming ACPT's public shares (APO) by over 85 %pts., 55 %pts., and 75 %pts each. I am curious to see how you may attempt to distance yourself from these successful public land companies as well.

    As your peer group seems to have learned the lesson of debt reduction long ago, I think it only fair to compare their financial structures and shareholder maximization programs to those of ACPT. As stated before, 78% (and climbing) of ACPT's capitalization is in the form of borrowings (vs. equity).  The highest performer in the aforementioned group, Catellus Development, has only 59% of its capitalization  in the  form  of debt as the  new  management  installed  in the mid-1990s  successfully  and steadily  delivered on their  debt-reduction  plans since joining the company. Concurrent with its restructuring,  Catellus released the details of a substantial stock buyback program,  subsequently  driving a 40% increase in its share price.  Taking balance sheet management to the next level, Tejon Ranch's long-term debt-to-total capitalization ratio lies under 40%, a conservative posture that positioned CEO Robert Stine to launch an aggressive development plan on 4,000 acres owned in Los Angeles and Kern counties.  Newhall Land & Farming,  which has been paying both regular and special dividends for years,  is  capitalizing  on its  relatively low leverage by mounting a bold initiative to increase shareholder value further, announcing in September of last year a stock repurchase program consuming up to 20% of its  outstanding shares (effectively financed with over $200 million in asset sales this year).

    While we are on the subject of ACPT's persistent debt problem, it has been noted on your Yahoo Message Board (http://messages.yahoo.com followed by entering APO into the search box) by an anonymous investor that the interest rates ACPT is paying (up to Prime + 250 bps and $11,000,000 subject to 2.5 %pt.+ escalators this year) appear to be egregiously  above market for secured loans. While this shareholder seemed to believe that such a rate structure could only be explained by gross negligence or an impropriety he labeled a "kickback," we decided to analyze the issue independently before rendering an opinion. Therefore, returning to previously discussed Catellus, Tejon, and Newhall, we compared the floating rate debt and covenants for the three to those of ACPT. What we learned is extremely disconcerting and, in light of the public accusations, in need of an immediate explanation from ACPT management.

    Following our investigation,  we believe that whoever is  responsible  for negotiating the terms of ACPT's debt failed to adequately  research  alternative borrowing sources utilized and market rates paid by other public  developers.  I cannot believe that such party personally received financial inducement to enter into and maintain ACPT's apparently uncompetitive borrowing relationships, yet I cannot find another explanation outside of gross negligence by a fiduciary.

    To substantiate our claims,  the following is a summary of the  investigation's results:

    1. A substantial number of the floating rate loans, short and long-term, utilized by CDX,  TRC,  NHL are indexed to LIBOR (London Interbank Offer  Rate),  a rate that generally is significantly below Prime Rate.  For example, LIBOR today is almost 290 basis points BELOW the current Prime Rate of 9.5%.

    2. Lest you suspect that what the banks lose on the index  they make up on spread, the average spread for the three  companies  is about 125 basis points with no spread over LIBOR being more than 200 bps.

    3. Most loans indexed to Prime had a spread of no more than 100 basis points. Indeed, there were even a few that were Prime minus 50 bps.! For those few loans that did exceed 100 bps., each was relatively small and short-term in nature, generally deployed strictly for working capital purposes.

    4. Of those loans that were secured, almost all were secured solely by the assets in which the funds were deployed. For those few that were full recourse, they tended to be relatively small and short-term in nature.

    5. The CFOs of these companies with whom we spoke, when told of the nature of your loans, described them as "outrageous" and "absurd".

    Your most-recent letter to Chapman Capital claimed that "ACPT's board of trustees and management are committed to a strategy of ...  maintaining a stable cash flow, increasing over time ...." However, we can find no evidence that ACPT as a whole is either developing or maintaining any semblance of cash flow stability, resulting in the unstable and decreasing equity component in your capital structure. It is because ACPT lacks the ability to sustain adequate free cash flow from the rental properties (owned and/or managed) that it must make substantive asset sales to pay off the teetering debt load that burdens the company's stock.  Unfortunately, ACPT's balance sheet does not afford you the luxury of casually selling a small parcel here and there and clearly  prohibits you from "pursuing opportunities such as [the] acquisition of real estate assets in our area of  operation."  What training or intelligent  ratiocination  could possibly  lead you to believe  that the  addition of real estate  assets and its attendant debt (vs. selling similar assets and associated debt) will improve the plight of your shareholders?

    The overall theme of your May 3rd letter is that it is not feasible to sell a substantial amount of assets in order to pay down the company's debt. In excusing away the potential sale of the apartment projects you claim that due to their HUD status (and thus rent-limited) "the value of these projects does not move with market conditions generally." Yet, you fail to comprehend the obvious corollary to your questionable claim: if the properties have rent limitations and thus their value is limited (as you admit), then a sale of these projects to pay down debt would neither eliminate a high-yielding asset nor exit the investments prematurely (since they are not moving upward in value with the market per your own claim). Immediately thereafter, you claim that "Given the long-term efforts required to realize the value of our undeveloped land and subsidized housing properties and our proven [evidence not provided] ability over time to do so, we do not share your view that a wholesale  [word never used by Chapman Capital L.L.C.] liquidation of ACPT or a sale of a large part of its assets is now in the best interests of our shareholders." Once again, you fail to deduce the obvious axiom to your claim: if it will require "long-term efforts to realize value," and your balance sheet finds itself highly-overleveraged in a rising interest rate environment at the top of a real estate cycle, then selling the assets now to reduce enterprise risk should take precedence over squeezing the last dollar of profit out of a theoretical top-tick sale in the distant future.

    Later you identified three tracts of undeveloped land owned directly or indirectly by ACPT: Charles County, Parque Escorial and Parque El Comandante. Once again, you use the "it's not ripe" excuse in all three cases to argue for a non-sale scenario. In the case of Charles County, you postulate "it is unlikely that a third party would invest substantial capital and take the other risks associated with the long-term  development of St. Charles." However, your claim ignores the obvious tangent: THIS IS PRECISELY THE INVESTMENT CAPITAL AND RISK-TAKING UNDERLYING ACPT'S CONTINUED HOLDING OF THE PROJECT. If you think that no prudent real estate player would commit capital or take the risks associated with St. Charles, then what justification do you have for subjecting Chap-Cap Partners and your other shareholders to these same risks? Moreover, since you have not hired an investment bank and/or real estate brokers to shop this property (or Escorial or El Comandante) in part or full, you have no idea as to the potential price we could receive in a sale and thus cannot make the claim that "the price would be substantially below realizable values" and that "its value lies in the future." Using that brilliant theory, no real estate company would ever sell their land holdings -- since the beginning of time real estate values have inevitably stair-cased their way higher.

    Your  comments  regarding  the negative  impact of more than $30 million of land sales on the NAV of the company proves that it is YOUR credibility that has been strained by our debate.  The  definition of Net Asset Value is the residual value of the equity  after  subtracting  the  liabilities  from the value of the assets.  If ACPT has made $30 million in land sales over the past two years, the proceeds from the sales were not squandered, lost or misappropriated by ACPT management,  and such sales were made in line with the estimates of those assets by the company-appointed appraisers, then the "realizable values from the liquidation or sale of a substantial portion of ACPT's assets" would be unchanged from those derived from Robert A. Stanger & Co.'s October 1998 appraisal. This is simple arithmetic - there is nothing complex or arcane about this concept in the least.

    Further  destroying any remaining vestige of credibility possessed by you and the  Wilsons  is your claim  that "If  ACPT's  assets  were worth the values quoted in your letter,  we believe that someone would have offered to purchase a controlling  interest,  however, no offers have been received." The fact that no party has  offered  to buy ACPT at an  enormous  premium  does not prove that it lacks such value.  In January this year, the market assigned a value of $8/share to Nabisco Group Holdings common shares; yet, only after the company hired Morgan Stanley and UBS Warburg to auction  its core assets (shares in Nabisco Holdings) did RJ Reynolds Tobacco surface with a $30.00 per share offer, almost four times its recent market price. With ACPT's far more obscure stature on Wall Street and reputation for being controlled by an inhospitable, unapproachable, once-convicted  patriarch (who has told at least one shareholder  that a sale of ACPT "will never happen"), it could be argued that based on ACPT's own $21/share self-appraisal and the highly-leveraged nature of its common equity that an even higher multiple to today's market price could be attained. Further strengthening our case, even without a sale transaction Catellus Development's share price advanced from a low of $5/share in March 1995 to $22/share in less than three years. Once again, to my knowledge, "no offers have been received" by Catellus Development either, yet their highly-educated and experienced management team found ways to more than quadruple the share price.

    Not one of the three peer companies described herein have more than a third of their 11-12 board seats accounted for by insiders vs. the two-thirds claimed by ACPT. While the Wilson family stake warrants disproportionate board representation, their control being exerted over this public company has proven excessively deleterious to its shareholders. Therefore, I hereby formally request that two representatives of Chapman Capital L.L.C. be added to the Board of Trustees. Chap-Cap Partners' greater than 7% stake in the company is the largest owned by the public and reflects a sizable commitment of capital to the enterprise. Our interests are precisely aligned with those of all the public shareholders, a group which has suffered enormous losses under the Wilson regime and thus deserves representation at the board level.

    While you may not appreciate the "invective" rhetoric of the message, you are doomed to professional failure in your attempts  to shoot the messenger. Refuting the rationale underlying your decision to discontinue communicating with your largest outside investor, Chap-Cap Partners' dealings in similar activist situations consistently have resulted in significantly-increased  value for all the shareholders  of the company. I refer you to Tower Semiconductor, Corporate Renaissance and RISCORP for three pieces of evidence supporting this claim. As I sign this letter, I hope that you are finally struck with the overdue epiphany that my interests should be aligned precisely with those of your effective employers, Jim and Michael Wilson.

    Notwithstanding Chap-Cap Partners' support of ACPT's shares with two years of consistent purchases, the company's stock has fallen by over 40% during the implementation of your failed policies. It is patently clear that a new approach is required to increase shareholder value in the market, and I have provided you with the blueprint. All that is required  now is for the Board of Trustees to face the truth of the matter and adapt to the investment world that will make or break the shareholders of American Community Properties Trust.

Very truly yours,

Robert L. Chapman, Jr.

cc:  Cadence Investment Partners (Phil Broenniman)
     Bessemer Partners (John MacDonald)
     Third Point Partners (Daniel Loeb)

     T. Michael Scott (Trustee)
     Thomas Shafer (Trustee)